Shareholder Meeting Results (Unaudited)

June 24, 2014 meeting

At the meeting a proposal to authorize the Trustees to amend and restate the funds Agreement and Declaration of Trust to revise the quorum requirement for shareholder meetings, with respect to which the April 25, 2014 meeting had been adjourned, was approved as follows:

Votes for   Votes against    Abstentions
20,784,887   6,010,885       732,693

At the meeting, a proposal to authorize the Trustees to amend and restate the funds Agreement and Declaration of Trust to make other changes, with respect to which the April 25, 2014 meeting had been adjourned, was approved as follows:

Votes for   Votes against    Abstentions
22,511,000  4,072,407 	     945,057


April 23, 2015 meeting

At the meeting, a proposal to fix the number of Trustees at 14 was approved as follows:



Votes for   Votes against    Abstentions
31,381,879  3,863,904       393,492


At the meeting, each of the nominees for Trustees was elected as follows:

                       Votes for   Votes withheld

Liaquat Ahamed      31,798,239      3,841,047
Ravi Akhoury        31,740,250      3,899,036
Barbara M. Baumann  31,758,942      3,880,344
Jameson A. Baxter   31,765,671      3,873,615
Charles B. Curtis   31,808,666      3,830,620
Robert J. Darretta  31,820,591      3,818,695
Katinka Domotorffy  31,737,704      3,901,582
Paul L. Joskow      31,828,175      3,811,111
Kenneth R. Leibler  31,817,472      3,821,814
George Putnam, III  31,805,419      3,833,867
Robert L. Reynolds  31,836,662      3,802,624
W. Thomas Stephens  31,781,414      3,857,872

A quorum was not present with respect to the matter of electing two Trustees to be voted on by the preferred shareholders voting as a separate class. As a result, in accordance with the funds
Declaration of Trust and Bylaws, independent fund Trustees
John A. Hill and Robert E. Patterson remain in office and continue to serve as Trustees.

All tabulations are rounded to the nearest whole number.